UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number 001-38716

GAMIDA CELL LTD.

(Translation of registrant’s name into English)

5 Nahum Heftsadie Street

Givaat Shaul, Jerusalem 91340 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On November 24, 2021, David Fox submitted his resignation from the Board of Directors of Gamida Cell Ltd. (the “Company”), which resignation is effective immediately. Mr. Fox’s resignation was not the result of any disagreement with the Company. Mr. Fox was a member of the Nominating and Governance Committee, the Compliance Committee, and the Transaction Committee of the Board of Directors.

The information provided in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-253720), the Company’s Registration Statement on Form F-3 (File No. 333-259472) and the Company’s Registration Statement on Form S-8 (File No. 333-238115).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMIDA CELL LTD.

November 24, 2021	By:	/s/ Shai Lankry
Shai Lankry
Chief Financial Officer

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